Exhibit 99.1

Kingsoft Cloud Announces Pricing of Follow-on Public Offering of American Depositary Shares

BEIJING, CHINA, September 24, 2020 – Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC), a leading independent cloud service provider in China, today announced the pricing of a public offering of 8,000,000 American depositary shares (the “ADSs”), each representing 15 ordinary shares of the Company (the “Primary ADS Offering”). In addition, several selling shareholders are offering 8,421,576 ADSs of the Company (the “Secondary ADS Offering” and, together with the Primary ADS Offering, the “ADS Offering”), at US$31.00 per ADS. Kingsoft Cloud will not receive any proceeds from the sale of ADSs by the selling shareholder. The Company has granted the underwriters of the ADS Offering a 30-day option to purchase up to an additional 2,463,240 ADSs.

J.P. Morgan Securities LLC, UBS Securities LLC, Credit Suisse Securities (USA) LLC, China International Capital Corporation Hong Kong Securities Limited and Goldman Sachs (Asia) L.L.C. are acting as the joint book-running managers for the ADS Offering.

The Company expects to close the ADS Offering on or about September 28, 2020, subject to the satisfaction of customary closing conditions.

A preliminary prospectus related to the proposed ADS Offering has been filed with the SEC and is available on the SEC’s website at www.sec.gov. The ADSs may not be sold nor may offers to buy be accepted prior to the time the registration statement on Form F-1 containing the preliminary prospectus becomes effective under the Securities Act of 1933, as amended. A preliminary prospectus for the offering may be obtained from (1) J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by telephone: 1-866-803-9204, or by emailing at prospectus-eq_fi@jpmchase.com; (2) UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019, by telephone at 1-888-827-7275 or by emailing ol-prospectus-request@ubs.com; (3) Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, 11 Madison Avenue, New York, NY 10010-3629, United States of America, by telephone 1-800-221-1037, or by emailing at usa.prospectus@credit-suisse.com; (4) China International Capital Corporation Hong Kong Securities Limited, 29th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong; and (5) Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-212-902-1171, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com.

The Company plans to use the net proceeds from the Primary ADS Offering for further investment in upgrading and expanding its infrastructure, further investment in technology and product development, funding the expansion of its ecosystem through strategic partnership, investments and acquisitions, and other general corporate purposes.

A registration statement relating to these securities has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on September 23, 2020. This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This press release contains information about the pending offering of the ADSs, and there can be no assurance that the offering will be completed.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Kingsoft Cloud’s business operations and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC) is a leading independent cloud service provider in China. Kingsoft Cloud has built a comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, cutting-edge cloud products and well-architected industry-specific solutions across public cloud, enterprise cloud and AIoT cloud services.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

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